                                                                    EXHIBIT 99.1

     Contact: David C. V. Lee               Investor Relations:
     CEO                                    Dan Matsui/Eugene Heller
     Quintalinux Limited                    Silverman Heller Associates
     (852) 2904-0303                        (310) 208-2550
     davidlee@quintalinux.com               dmatsui@sha-ir.com

             QUINTALINUX LIMITED IN IOFFICE2000 MARKETING AGREEMENT
                                 WITH TURBOLINUX

HONG KONG (May 29, 2001) - Quintalinux Limited (Company) (Nasdaq NM: QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development, today announced a marketing agreement with Turbolinux Limited (Turbolinux), a major provider of server software products for Linux platforms in China, under which the Company's iOffice2000 Web-enabling groupware is being sold with Turbolinux server software, on a trial basis pending ongoing negotiations toward a definitive agreement.

Through its wholly owned IT-distribution subsidiary, JEXT Co. Ltd. (JEXT), which holds iOffice2000 distribution rights, the Company will provide iOffice2000 CD-ROMs to Turbolinux, which will include five user licenses with its server software as a bundled solution. iOffice2000, which enables automated daily operation and a paperless office, is a Web-based groupware that requires installation only on the server and allows users to communicate and access information using only a web browser. Additional licensed copies will be available from JEXT Co. Ltd. for approximately US$50 per additional user.

Quintalinux Chairman Mr. Chu Tat commented: "We feel that bundling groupware with server software will prove to be an effective marketing strategy to reach a larger audience and increase sales, since bundling allows both companies to offer key Web-enabling functions in a single, convenient package.

"Since the latest version of iOffice2000 was launched in February, responses have been encouraging," Chu said. "Offering iOffice2000 with Turbolinux server software as a complete solution adds value while providing cost-effective Web capabilities for small and medium-sized enterprises. We expect to see increased sales because of this bundling strategy."

Currently, JEXT holds distribution rights for the English version of iOffice2000 in Asia Pacific, including China, Taiwan, Singapore and Korea. JEXT also holds exclusive worldwide distribution rights for the Chinese version of iOffice2000, now in development.

ABOUT QUINTALINUX

Quintalinux is an intelligent building solution provider that provides one-stop solutions including commercial and interior system design, software applications, systems integration, and application development for Linux operating systems.

DISCLAIMER

Some statements in this news release may constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

                                     # # #